Exhibit 99.25

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of units (“Unitholders”) of BSR Real Estate Investment Trust (the “REIT”) will be held at the offices of Goodmans LLP at Bay Adelaide Centre – West Tower, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 on Thursday, May 8, 2025 at 2:00 p.m. (Toronto time), for the following purposes:

1.	TO RECEIVE the financial statements of the REIT and the auditors’ report thereon, for the year ended December 31, 2024;

2.	TO ELECT members of the board of trustees of the REIT;

3.	TO APPOINT auditors and to authorize the board of trustees of the REIT to fix their remuneration; and

4.	TO TRANSACT such other business as may properly come before the Meeting or any adjournment thereof.

Unitholders of record at the close of business on Wednesday, March 19, 2025 (the “Record Date”) will be entitled to vote at the Meeting.

The REIT is using “notice and access” delivery to furnish proxy materials to Unitholders via the Internet. Management of the REIT believes that this delivery process will expedite Unitholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of the Meeting. On or around April 4, 2025, the REIT will send to Unitholders of record as of the Record Date a notice and access notification (the “N&A Notice”) containing instructions on how to access the REIT’s proxy materials for the fiscal year ended December 31, 2024. The N&A Notice will also provide instructions on how to vote and how to receive a paper copy of the proxy materials by mail.

Unitholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 5th day of March, 2025.

BY ORDER OF THE BOARD OF TRUSTEES

“S. Jane Marshall”

Chair of the Board of Trustees
BSR Real Estate Investment Trust